EXHIBIT 99.3

RSU No.________

Teligent, Inc.

Restricted Stock Unit (“RSU”) Grant Notice

1.	Name and Address of Participant:	PHILIP YACHMETZ
		6 Timberline Lane
		Oakland, NJ 07436

2.	Date of RSU Grant:	July 16, 2020

3.	Maximum Number of Shares for which this RSU is exercisable:	23,505

4.	Exercise (purchase) price per share:	$0

5.	RSU Expiration Date:	July 16, 2030

6.	Vesting Start Date:	July 16, 2021

7.	Vesting Schedule: This RSU shall vest as follows provided the Participant is an Employee of the Company or of an Affiliate on the applicable vesting date:

•	7,835 shares subject to this RSU shall vest on July 16, 2021

•	7,835 shares subject to this RSU shall vest on July 16, 2022

•	7,835 shares subject to this RSU shall vest on July 16, 2023

The foregoing rights are cumulative and are subject to the other terms and conditions of this Agreement.

The Company and the Participant acknowledge receipt of this Restricted Stock Unit Grant Notice and agree to the terms of the Restricted Stock Unit Agreement attached hereto, and the terms of this Restricted Stock Unit Grant as set forth above.

TELIGENT,INC.

By:	/s/ Damian Finio
	Name:	Damian Finio
	Title:	Chief Financial Officer

PHILIP YACHMETZ
Participant:

TELIGENT, INC.

RESTRICTED STOCK UNIT AGREEMENT

AGREEMENT made as of the date of grant set forth in the Restricted Stock Unit Grant Notice by and between Teligent, Inc. (the “Company”), a Delaware corporation, and the individual whose name appears on the Restricted Stock Unit Grant Notice (the “Participant”).

WHEREAS, the Company desires to grant to the Participant Restricted Stock Units representing the right to receive shares of its common stock, $0.01 par value per share (the “Shares”) as an inducement material to the Participant’s entering into employment as General Counsel of the Company, effective July 16, 2020 (the “Start Date”), in accordance with the terms of an employment agreement with the Company dated July 9, 2020.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1.	DEFINITIONS.

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this Agreement, have the following meanings:

Administrator means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the term Administrator means the Committee.

Affiliate means a corporation which, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.

Board of Directors means the Board of Directors of the Company.

Cause means, with respect to the Participant: (a) dishonesty with respect to the Company or any Affiliate, (b) insubordination, substantial malfeasance or non-feasance of duty, (c) unauthorized disclosure of confidential information, (d) breach by the Participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the Participant and the Company or any Affiliate, and (e) conduct substantially prejudicial to the business of the Company or any Affiliate; provided, however, that any provision in an agreement between the Participant and the Company or an Affiliate, which contains a conflicting definition of Cause for termination and which is in effect at the time of such termination, shall supersede this definition. The determination of the Administrator as to the existence of Cause will be conclusive on the Participant and the Company.

Code means the United States Internal Revenue Code of 1986, as amended, including any successor statute, regulation and guidance thereto.

Committee means the committee of the Board of Directors to which the Board of Directors has delegated power to act.

Disability or Disabled means permanent and total disability as defined in Section 22(e)(3) of the Code.

Director means any member of the Board of Directors.

Employee means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or director of the Company or of an Affiliate).

Exchange Act means the Securities Exchange Act of 1934, as amended.

Fair Market Value of a Share of common stock means:

If the common stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the common stock, the closing or, if not applicable, the last price of the common stock on the composite tape or other comparable reporting system for the trading day on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;

If the common stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the common stock for the trading day referred to in clause (1), and if bid and asked prices for the common stock are regularly reported, the mean between the bid and the asked price for the common stock at the close of trading in the over-the-counter market for the trading day on which common stock was traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; and

If the common stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine in compliance with applicable laws.

Restricted Stock Units (or RSUs) means an award of restricted stock units granted as an inducement award under Nasdaq Listing Rule 5635(c)(4).

Securities Act means the Securities Act of 1933, as amended.

Survivor means the deceased Participant’s legal representatives and/or any person or persons who acquire the Restricted Stock Units by will or by the laws of descent and distribution.

2.            GRANT OF RESTRICTED STOCK UNITS.

The Company hereby grants to the Participant the right to acquire the aggregate of the number of Shares set forth in the Restricted Stock Unit Grant Notice, on the terms and conditions and subject to all the limitations set forth herein and under United States securities and tax laws.

3.            VESTING OF RESTRICTED STOCK UNITS.

Subject to the terms and conditions set forth in this Agreement, the Restricted Stock Units granted hereby shall become vested as set forth in the Restricted Stock Unit Grant Notice and is subject to the other terms and conditions of this Agreement.

4.	TERM OF RESTRICTED STOCK UNITS.

This Restricted Stock Unit shall terminate on the Restricted Stock Unit Expiration Date as specified in the Restricted Stock Unit Grant Notice, but shall be subject to earlier termination as provided herein.

If the Participant ceases to be an Employee of the Company or of an Affiliate for any reason (the “Termination Date”), the unvested portion of the Restricted Stock Units shall expire and be cancelled on the Termination Date.

5.	NON-ASSIGNABILITY.

The Restricted Stock Units shall not be transferable by the Participant otherwise than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act or the rules thereunder. Except as provided above in this paragraph, the Restricted Stock Units shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of the Restricted Stock Units or of any rights granted hereunder contrary to the provisions of this Section 5, or the levy of any attachment or similar process upon the Restricted Stock Units shall be null and void.

6.	NO RIGHTS AS STOCKHOLDER UNTIL VESTING.

The Participant shall have no rights as a stockholder with respect to Shares subject to this Agreement until registration of the Shares in the Company’s share register in the name of the Participant. Except as is expressly provided in Section 7 of this Agreement with respect to certain changes in the capitalization of the Company, no adjustment shall be made for dividends or similar rights for which the record date is prior to the date of such registration.

7.	ADJUSTMENTS.

Upon the occurrence of any of the following events, the Participant’s rights with respect to the Restricted Stock Units shall be adjusted as hereinafter provided.

(a)           Stock Dividends and Stock Splits. If (i) the Shares shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any Shares as a stock dividend on its outstanding Shares, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such Shares, the Restricted Stock Units and the number of Shares deliverable thereunder shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made to reflect such events.

(b)           Corporate Transactions. If the Company is to be consolidated with or acquired by another entity in a merger, consolidation, or sale of all or substantially all of the Company’s assets or the acquisition of all of the outstanding voting stock of the Company in a single transaction or a series of related transactions by a single entity other than a transaction to merely change the state of incorporation (a “Corporate Transaction”), the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the “Successor Board”), shall, as to the unvested portion of the Restricted Stock Units, either (i) make appropriate provision for the continuation of the Restricted Stock Units by substituting on an equitable basis for the Shares then subject to the Restricted Stock Units either the consideration payable with respect to the outstanding Shares in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) the Board of Directors may, in its discretion, provide that immediately prior to the Corporate Transaction, the award shall be fully vested.

(c)           Recapitalization or Reorganization. In the event of a recapitalization or reorganization of the Company other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding Shares, the Participant shall be entitled to receive, after the recapitalization or reorganization for the price paid, if any, the number of replacement securities which would have been received if such shares have vested prior to such recapitalization or reorganization.

(d)           Modification of Restricted Stock Units. Notwithstanding the foregoing, any adjustments made pursuant to Subsection (a), (b) or (c) above shall be made only after the Administrator determines whether such adjustments would cause any adverse tax consequences, including, but not limited to, pursuant to Section 409A of the Code. If the Administrator determines that such adjustments would constitute a modification of the Restricted Stock Units or other adverse tax consequence to the Participant, it may refrain from making such adjustments, unless the Participant specifically agrees in writing that such adjustment be.

(e).          Dissolution or Liquidation of the Company. Upon the dissolution or liquidation of the Company, the Restricted Stock Units will terminate and become null and void..

8.            TAXES. The Participant acknowledges and agrees that any income or other taxes due from the Participant with respect to this award or the shares of Common Stock to be issued pursuant to this Agreement or otherwise sold shall be the Participant’s responsibility. Without limiting the foregoing, the Participant agrees that if under applicable law the Participant will owe taxes at each vesting date on the portion of the award then vested, the Company shall be entitled to immediate payment from the Participant of the amount of any tax or other amounts required to be withheld by the Company by applicable law or regulation. Any taxes or other amounts due shall be paid, at the option of the Company as follows:

(a)           through reducing the number of shares of Common Stock entitled to be issued to the Participant on the applicable vesting date in an amount equal to the statutory minimum of the Participant’s total tax and other withholding obligations due and payable by the Company. Fractional shares will not be retained to satisfy any portion of the Company’s withholding obligation. Accordingly, the Participant agrees that in the event that the amount of withholding required would result in a fraction of a share being owed, that amount will be satisfied by withholding the fractional amount from the Participant’s paycheck; or in the alternative, at the election of the Company, the Company may additionally reduce the number of shares of Common Stock entitled to be issued to the Participant on the applicable vesting date in an amount equal to those additional whole shares necessary to cover the minimum of the Participant’s total tax and other withholding obligations due and payable by the Company, and to the extent the proceeds of such sale exceed the Company’s withholding obligation, the Company agrees to pay such excess cash to the Participant as soon as practicable or to apply such excess as a payment of the Participant’s federal income tax withholding amount;

(b)           requiring the Participant to deposit with the Company an amount of cash equal to the amount determined by the Company to be required to be withheld with respect to the statutory minimum amount of the Participant’s total tax and other withholding obligations due and payable by the Company or otherwise withholding from the Participant’s paycheck an amount equal to such amounts due and payable by the Company; or

(c)           if the Company believes that the sale of shares can be made in compliance with applicable securities laws, authorizing, at a time when the Participant is not in possession of material nonpublic information, the sale by the Participant on the applicable vesting date of such number of shares of Common Stock as the Company instructs a registered broker to sell to satisfy the Company’s withholding obligation, after deduction of the broker’s commission, and the broker shall be required to remit to the Company the cash necessary in order for the Company to satisfy its withholding obligation. To the extent the proceeds of such sale exceed the Company’s withholding obligation the Company agrees to pay such excess cash to the Participant as soon as practicable, or to apply such excess as a payment of the Participant’s federal income tax withholding amount. In addition, if such sale is not sufficient to pay the Company’s withholding obligation the Participant agrees to pay to the Company as soon as practicable, including through additional payroll withholding, the amount of any withholding obligation that is not satisfied by the sale of shares of Common Stock. The Participant agrees to hold the Company and the broker harmless from all costs, damages or expenses relating to any such sale. The Participant acknowledges that the Company and the broker are under no obligation to arrange for such sale at any particular price. In connection with such sale of shares of Common Stock, the Participant shall execute any such documents requested by the broker in order to effectuate the sale of shares of Common Stock and payment of the withholding obligation to the Company. The Participant acknowledges that this paragraph is intended to comply with Section 10b5-1(c)(1(i)(B) under the Exchange Act.

The Company shall not deliver any shares of Common Stock to the Participant until it is satisfied that all required withholdings have been made.

9.	PURCHASE FOR INVESTMENT.

Unless the offering and sale of the Shares to be issued upon the particular vesting of the Restricted Stock Units shall have been effectively registered under the Securities Act, the Company shall be under no obligation to issue the Shares covered by such vesting unless the Company has determined that such vesting and issuance would be exempt from the registration requirements of the Securities Act and until the following conditions have been fulfilled:

(a)	The person(s) to whom the Shares are to be issued shall warrant to the Company, at the time of vesting, that such person(s) are acquiring such Shares for their own respective accounts, for investment, and not with a view to, or for sale in connection with, the distribution of any such Shares, in which event the person(s) acquiring such Shares shall be bound by the provisions of the following legend which shall be endorsed upon any certificate(s) evidencing the Shares issued pursuant to such vesting:

“The shares represented by this certificate have been taken for investment and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws;” and

(b)            If the Company so requires, the Company shall have received an opinion of its counsel that the Shares may be issued upon such particular vesting in compliance with the Securities Act without registration thereunder. Without limiting the generality of the foregoing, the Company may delay issuance of the Shares until completion of any action or obtaining of any consent, which the Company deems necessary under any applicable law (including without limitation state securities or “blue sky” laws).

10.	RESTRICTIONS ON TRANSFER OF SHARES.

10.1        The Participant agrees that in the event the Company proposes to offer for sale to the public any of its equity securities and such Participant is requested by the Company and any underwriter engaged by the Company in connection with such offering to sign an agreement restricting the sale or other transfer of Shares, then it will promptly sign such agreement and will not transfer, whether in privately negotiated transactions or to the public in open market transactions or otherwise, any Shares or other securities of the Company held by the Participant during such period as is determined by the Company and the underwriters, not to exceed 180 days following the closing of the offering, plus such additional period of time as may be required to comply with FINRA rules or similar rules thereto promulgated by another regulatory authority (such period, the “Lock-Up Period”). Such agreement shall be in writing and in form and substance reasonably satisfactory to the Company and such underwriter and pursuant to customary and prevailing terms and conditions. Whether or not the Participant has signed such an agreement, the Company may impose stop-transfer instructions with respect to the Shares or other securities of the Company subject to the foregoing restrictions until the end of the Lock-Up Period.

10.2        The Participant acknowledges and agrees that neither the Company, its stockholders nor its directors and officers, has any duty or obligation to disclose to the Participant any material information regarding the business of the Company or affecting the value of the Shares before, at the time of, or following a termination of the service of the Participant by the Company, including, without limitation, any information concerning plans for the Company to make a public offering of its securities or to be acquired by or merged with or into another firm or entity.

11.	NO OBLIGATION TO MAINTAIN RELATIONSHIP.

The Participant acknowledges that: (i) the Company is not by this Agreement obligated to continue the Participant as an employee of the Company or an Affiliate; (ii) the grant of the Restricted Stock Units is a one-time benefit which does not create any contractual or other right to receive future grants of awards, or benefits in lieu of awards; (iii) all determinations with respect to any such future grants, including, but not limited to, the times when awards shall be granted, the number of shares subject to each award, the award price, and the time or times when each award shall be exercisable or vest, will be at the sole discretion of the Company; (iv) the value of the Restricted Stock Units is an extraordinary item of compensation which is outside the scope of the Participant’s employment or consulting contract, if any; and (v) the Restricted Stock Units are not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

12.	NOTICES.

Any notices required or permitted by the terms of this Agreement shall be given by recognized courier service, facsimile, registered or certified mail, return receipt requested, addressed as follows:

If to the Company:

Teligent, Inc.

105 Lincoln Avenue

Buena, NJ 08310

Attention: General Counsel

If to the Participant at the address set forth on the Restricted Stock Unit Grant Notice.

or to such other address or addresses of which notice in the same manner has previously been given. Any such notice shall be deemed to have been given upon the earlier of receipt, one business day following delivery to a recognized courier service or three business days following mailing by registered or certified mail.

13.	GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of law principles thereof. For the purpose of litigating any dispute that arises under this Agreement, the parties hereby consent to exclusive jurisdiction in Delaware and agree that such litigation shall be conducted in the state courts of Delaware or the federal courts of the United States for the District of Delaware.

14.	BENEFIT OF AGREEMENT.

Subject to the provisions hereof, this Agreement shall be for the benefit of and shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

15.	ENTIRE AGREEMENT.

This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof (with the exception of acceleration of vesting provisions contained in any other agreement with the Company). No statement, representation, warranty, covenant or agreement not expressly set forth in this Agreement shall affect or be used to interpret, change or restrict the express terms and provisions of this Agreement.

16.	MODIFICATIONS AND AMENDMENTS.

The terms and provisions of this Agreement may be modified or amended by the Administrator; provided, however, the Administrator not take any action that is considered a direct or indirect “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Shares are listed, including any other action that is treated as a repricing under generally accepted accounting principles. Any modification or amendment of this Agreement shall not, without the consent of the Participant, adversely affect the Participant’s rights under this Agreement.

17.	WAIVERS AND CONSENTS.

The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

18.	DATA PRIVACY.

By entering into this Agreement, the Participant: (i) authorizes the Company and each Affiliate, and any agent of the Company or any Affiliate facilitating the grant of awards under this Agreement, to disclose to the Company or any of its Affiliates such information and data as the Company or any such Affiliate shall request in order to facilitate the grant of awards; and (ii) authorizes the Company and each Affiliate to store and transmit such information in electronic form for the purposes set forth in this Agreement.